May 2, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549

Re:	Helius Medical Technologies, Inc.
Registration Statement on Form S-1, as amended
File No. 333-278698
Withdrawal of Acceleration Request

Ladies and Gentlemen:

Reference is made to our letter filed as correspondence with the U.S. Securities and Exchange Commission via EDGAR on May 1, 2024 (the “Acceleration Request”), in which we requested the acceleration of the effective date of the above-referenced Registration Statement on Form S-1, as amended (File No. 333-278698) (the “Registration Statement”) for 4:05 p.m., Eastern Time, on May 2, 2024, or as soon thereafter as practicable, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at such date and time and we hereby formally withdraw our request for acceleration of the effective date.

Please direct any questions with respect to the withdrawal of the Acceleration Request of the Registration Statement to Emily Johns of Honigman LLP, counsel to the Company, by telephone at (616) 649-1908 or, in her absence, Lauren Legner of Honigman LLP by telephone at (313) 465-7119.

[Signature page follows]

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Sincerely,

Helius Medical Technologies, Inc.

By:	/s/ Dane C. Andreeff

Dane C. Andreeff
President and Chief Executive Officer

cc:	Emily Johns, Honigman LLP
Lauren Legner, Honigman LLP